Exhibit 3.14

First Quantum Minerals Ltd

Kansanshi Copper Project
ZAMBIA

Operations Review

Pursuant to National Instrument 43 – 101 of the Canadian
Securities Administrators

Prepared by: A.R. Cameron
Of: A&J Cameron & Associates
Email: anthony.r.cameron@bigpond.com

Effective as of February 7th 2005

Kansanshi Technical Report					February 2005

CONTENTS

1.0	Title Page				1
2.0	Table of Contents				2
	LIST OF FIGURES				3
	LIST OF TABLES				3
3.0	Summary				4
4.0	Introduction and terms of Reference				5
	4.1	The Author			5
	4.2	Scope			5
	4.3	Sources			5
5.0	Disclaimer				6
6.0	Kansanshi Overview				7
7.0	Drilling, Sampling and Testing				8
	7.1	Drilling (Item 13)			8
	7.2	Sampling			9
		7.2.1	Sampling Method and Approach (Item 14)		9
	7.3	Data Verification			9
8.0	Resource and Reserve (Item 19)				10
	8.1	DFS Resource Statement			10
	8.2	DFS Reserve Statement			11
	8.3	Review of Resources and Reserves			11
		8.3.1	Resources Comparison		12
		8.3.2	Reserves Comparison		12
		8.3.3	Resources and Reserves Summary		14
9.0	Other Relevant Data and Information (Item 20)				14
	9.1	Geotechnical Review			14
		9.1.1	DFS		14
		9.1.2	Golder Review 2002		14
		9.1.3	SRK Revision 2004		15
	9.2	Mining Schedules			15
		9.2.1	The DFS Mining Schedule		15
		9.2.2	Schedule Revisions		17
			9.2.2.1	Changes in Processing Rates	17
			9.2.2.2	Changes in Pit Shells	17
		9.2.3	The 2005 Kansanshi Forecast		18
	9.3	Processing Capacity			21
	9.4	Infrastructure			21
10.0	Interpretation and Conclusions				21
	10.1	Capital Costs			21
		10.1.1	DFS Capital Estimate		21
		10.1.2	Revised Capital Requirements		22
	10.2	Operating Costs			23
		10.2.1	DFS Operating Budget		23
		10.2.2	2005 Kansanshi Forecast		23
	10.3	2005 Forecast v DFS Comparison			27
11.0	Recommendations				28
12.0	References				29
13.0	Date and Signature Page				30

Kansanshi Technical Report		February 2005

LIST OF FIGURES
No.
6.1	Project Location - Zambia	7
7.1	Simplified Geological Section across Main Zone	9
9.1	End of Phase 1 Mine Layout	20

LIST OF TABLES
No.
3.1	Comparison of 2005 Forecast with 2005 DFS	4
7.1	Composition of Resource Drilling Data	8
8.1	Kansanshi Measured and Indicated Mineral Resource	10
8.2	Kansanshi Ore Reserve Statement	11
8.3	Total Resource Comparison (Phase 1)	12
8.4	Phase 1 - Measured +Indicated Resource Comparison	12
8.5	Phase 1 Recovered Copper Comparison	13
9.1	Pit Design Parameters – DFS Designs	14
9.2	Revised Pit Parameters as at November 2004	15
9.3	DFS Mining Sequence Summary (Minproc)	16
9.4	Optimisation Summary – April 2004	18
10.1	DFS Capital Schedule	22
10.2	2005 Mining Equipment – Forecast v DFS	23
10.3	DFS Operating Costs	23
10.4	Production Schedule – 2005 Forecast	25
10.5	2005 to 2009 Forecast Summary	26
10.6	Comparison of 2005 Forecast with DFS	27
10.7	Comparison of average C0 and C1 costs	28
11.1	Comparison of New Pits and DFS Pits	28

Kansanshi Technical Report	February 2005

3.0	Summary

The management of First Quantum Minerals Ltd. (FQM) commissioned this report as part an operational and cost review of their Kansanshi project in north-western Zambia. The purpose is to review mining and scheduling changes to the project.

Kansanshi is located approximately 10 km north of the town of Solwezi, 18 km south of the Democratic Republic of Congo border, and 180 km north-west of the town of Chingola .

In 2002, First Quantum Minerals Limited commissioned a Definitive Feasibility Study for the purpose of assessing the viability of mining and processing copper oxide and sulphide ores. The DFS showed that the project would be viable and approval was given for the project.

As at 7th February 2005, the project is in commissioning phase: -

  mining commenced in September 2004
  the sulphide circuit was commissioned in December 2004.
  The oxide circuit will be commissioned in late February 2005.

There have been changes in a number of aspects of the project since the Definitive Feasibility Study was completed. The effects of those changes have been incorporated into a revised production forecast for 2005 which is summarised below: -

Table 3.1: Comparison of 2005 Forecast with 2005 DFS

		Forecast	DFS
Description	Unit	2005	2005		Variance

Ore	(tonnes)	8,884,415	5,565,000		3,319,415
Waste	(tonnes)	15,795,034	18,263,000	-	2,467,966
Total	(tonnes)	24,679,449	23,828,000		851,449
Strip ratio		1.78	3.28	-	1.50

Concentrate Produced	(tonnes)	171,982	94,639		77,343
Copper in Concentrate	(tonnes)	48,155	26,499		21,656
Cathode Copper	(tonnes)	42,845	59,252	-	16,407
Total Copper Produced	(tonnes)	91,000	85,751		5,249
Gold Produced	(oz)	36,022	14,425		21,597

C0	Usc/lb Cu	0.53	0.37		0.16
Gold Sales	Usc/lb Cu	0.06	0.03		0.03
C1	Usc/lb Cu	0.47	0.34		0.13

The forecast predicts an increase in copper and gold output for 2005 as well as in unit costs.

As a result of geotechnical studies and operational review, the management of Kansanshi Mining Plc are in the process of refining the mine designs. This report recommends that the new designs be completed and incorporated into future mine schedules for forecasting and budgeting purposes.

Kansanshi Technical Report	February 2005

4.0	Introduction and terms of Reference

4.1	The Author

This report has been prepared for First Quantum Minerals Ltd by Tony Cameron of A&J Cameron and Associates Pty Ltd with input from FQM and Kansanshi Mining Plc personnel. Tony Cameron is a qualified mining engineer with 17 years relevant postgraduate experience and is a Member of the Australasian Institute of Mining and Metallurgy.

Tony Cameron is independent and has sufficient experience which is both relevant to the type of deposit under consideration and to the activity which he is undertaking to qualify as a Qualified Person as defined in Part 1, subsection (1.2) of National Instrument 43-101.

4.2	Scope

This report addresses only the aspects required to re-assess the Kansanshi Project given that there have been changes to the mining and processing parameters since the issue of the Definitive Feasibility Study in December 2002. The items reviewed include mining reserves, life of mine scheduling, metal production, and a financial analysis based on the information made available to A & J Cameron and Associates Pty Ltd.

Briefly, the scope of work included a review of:
	•	Geology and Resources
	•	Geotechnical Studies
	•	Mining
	•	Effect of Plant Upgrades
	•	Financial Analysis
	•	Effect of Operational Delays/Constraints
	•	Ongoing Work

4.3	Sources

The primary information sources for this report are:-

	1.	Definitive Feasibility Study prepared by GRD Minproc Ltd (December 2002).
	2.	GRD Minproc personnel.
	3.	First Quantum Minerals Ltd personnel.
	4.	Kansanshi Mining Plc personnel.
	5.	Site observations undertaken during October and November 2004.

Kansanshi Technical Report	February 2005

5.0	Disclaimer

	1.	This report is prepared by A&J Cameron and Associates Pty Ltd for First Quantum Minerals Ltd for the purposes of assisting First Quantum Minerals Ltd personnel and management in reviewing the Kansanshi project following changes to the mining and processing schedules. Any use of this report, in whole or in part, for purposes other than stated above, is done so at the user’s risk.

	2.	The report is based on assumptions as identified herein and data supplied by others including GRD Minproc Ltd, FQM Ltd, and KMP. Although A&J Cameron and Associates Pty Ltd warrants that in preparing this report, it has taken reasonable care in accordance with standards ordinarily exercised by members of the mining engineering profession generally, A& J Cameron and Associates Pty Ltd is not in a position to, and does not, verify the accuracy of, or adopt as its own, the information and data supplied by others.

	3.	This report was prepared on the date stated within. It supersedes any previous report or communications dealing with any matter that is the subject of this report and does not take into account any matter or development which arises, or is brought to the notice of A&J Cameron & Associates Pty Ltd, after the report was prepared.

Kansanshi Technical Report	February 2005

6.0	Kansanshi Overview

The Kansanshi project is located in north-western Zambia, approximately: -
	•	10 km north of the town of Solwezi
	•	18 km south of the Democratic Republic of Congo border
	•	180 km north-west of the Zambian Copperbelt town of Chingola.

Figure 6.1: Project Location - Zambia (source GRD Minproc)

First Quantum Minerals Limited owns 80% of the Kansanshi Project through its majority shareholding in the company Kansanshi Mining Plc, the remaining 20% being owned by Zambia Consolidated Copper Mines.

The Kansanshi orebody has a long history, with evidence suggesting copper mining commenced in the fourth century. In recent years, there have been two major studies undertaken, namely : -
(1)	Cyprus Amax Minerals Company undertook geological and metallurgical tests as part of a Preliminary Feasibility Study in 1997. During the course of this study, Phelps Dodge acquired Cyprus and the Kansanshi orebody. When the study was completed, Phelps Dodge management considered that the potential project did not meet corporate requirements.
(2)	First Quantum Minerals Limited retained GRD Minproc (Minproc) to undertake a Definitive Feasibility study (DFS), which was issued in December 2002. This study considered a revised, progressive development plan with the result that First Quantum management had sufficient confidence to commence the project.

Kansanshi Technical Report	February 2005

This format of this report follows the general outline of FORM 43-101F1, however the following items have been covered in detail in the Minproc DFS(2002) which is available on SEDAR:-

	Item 6:	Property Description and Location
	Item 7:	Accessibility, Climate, Local Resources, Infrastructure and Physiography
	Item 8:	History
	Item 9:	Geological Setting
	Item 10:	Deposit Types
	Item 11:	Mineralization
	Item 12:	Exploration
	Item 17:	Adjacent Properties
	Item 18:	Mineral Processing and Metallurgical Testing

Three points relate to these items with respect to this report: -
	1.	No new information on these aspects was provided by First Quantum Minerals Limited.
	2.	These items were not part of the scope of this review.
	3.	These items are outside the areas in which the author is qualified to make comment.

7.0	Drilling, Sampling and Testing

Although these areas were not part of the scope for this report and are not items in which the author is qualified to make comment, some new information was made available. Where possible, the DFS data has been updated.

7.1	Drilling (Item 13)

The DFS resource was based on the results from drilling programs conducted by three companies including FQM. In 2003, 2830 m of infill RC drilling was carried out by FQM/KMP in the NW Zone targeting the remaining inferred material in that area. Table 7.1 is an updated version of Table 4.1 from Volume 1 of the DFS which summarises the drilling at Kansanshi: -

Table 7.1: Composition of Resource Drilling Data

Company	Prefix/Type*	No. Holes	Metres

ZCCM	KML/DDH	76	17,101
	KPR/DDH	35	2,816
Cyprus	K/DDH	379	83,442
	KRC/RC	28	4,180
FQM	K/DDH	39	4,281
	KRC/RC	66	5,805
FQM/KMP	KRC/RC	40	2,830

	Total	663	120,455

Note *
DDH = diamond drill hole
RC = reverse circulation drill hole

Kansanshi Technical Report	February 2005

7.2	Sampling

	7.2.1	Sampling Method and Approach (Item 14)
The sampling methods employed during the various drilling programs incorporated in the DFS resource are set out in Section 4.5 of Volume 2 of the DFS report.

KMP personnel state they followed the same methods for collecting RC samples at 1 m intervals in the 2003 drilling program as they had done in their 2001 drilling program.

	7.2.2	Sample Preparation, Analyses and Security (Item 15)
The sample preparation, analyses, and security employed during the various drilling programs incorporated in the DFS resource are set out in Section 4.5 of Volume 2 of the DFS report.

KMP personnel state they followed the same method for preparing and analysing the RC samples collected in 2003 as they had done in their 2001 drilling program.

7.3	Data Verification

Minproc reviewed the geological, survey, density and assay databases during the preparation of the DFS report. Section 4.3.2 in Volume 1 of the DFS states: “Minproc believes that the assay data is of acceptable quality for the purpose of resource estimation”. Figure 7.1 below was depicted in section 4.1.5 of the DFS as Figure 4.3.

KMP personnel state they followed the same methods they had used prior to the DFS when handling the data from the 2003 drilling program. Hence it could be inferred that the data from the 2003 drilling program would also be of acceptable quality for the purpose of resource estimation.

Figure 7.1: Simplified Geological Section across Main Zone
(Source GRD Minproc)

Kansanshi Technical Report	February 2005

8.0	Resource and Reserve (Item 19)

GRD Minproc Ltd favoured a progressive development plan in the DFS, which initially concentrated on near surface, higher grade, leachable ores. The primary focus of the DFS was on Phase 1 of this development plan, which had a life of 16 years. Oxide production was set at 60,000 t of cathode copper per annum, which equated to an ore throughput of approximately 4 Mtpa. The Sulphide circuit was to start at a throughput of 2 Mtpa to minimise capital investment and increase to 6 Mtpa over three years. The proposed sulphide plant upgrades would entail staged expansion of the throughput capacity to allow treatment of lower grade Sulphide ores and, ultimately, installation of facilities for on-site treatment of sulphide concentrates. The Phase 2 mining schedule, which went out to 28 years was also considered in the DFS at a conceptual level (Section 15, Volume 3), but was not used for the purpose of justifying the decision to commence the project.

8.1	DFS Resource Statement

The following section has been copied from Volume 3 – Section 8.1 of the Minproc DFS (2002): -

The Kansanshi mineral resource is based on grades estimated into model blocks of 25 m x 25 m in plan and 2.5 m high. This fundamental block dimension was chosen to be consistent with the mining selectivity of the excavator mining approach. As detailed in the pit optimisation discussion (Section 6.1.2) and discussion of bench height (Section 3.2), the resource block model size is assumed to represent actual mining selectivity and therefore is inclusive of mining dilution. Similarly, no mining losses are assumed relative to the resource model estimates. The Kansanshi Measured and Indicated resource for the Main and NW Zones stated at a 0.5% total copper cut-off is summarised in Table 8.1.1.

Table 8.1.1 KANSANSHI MEASURED AND INDICATED MINERAL RESOURCE (0.5% total Cu cut-off)

Area	Tonnes	Cu tot	Cu as ol	Au
	(Mt)	(%)	(%)	(g/t)

Main Zone	243.2	1.14	0.39	0.15
NW Zone	58.2	1.33	0.69	0.23

Total	301.4	1.18	0.45	0.17

The Measured and Indicated mineral resource blocks that fall within the Main Zone and NW Zone ultimate pits, and satisfy the ore treatment economic criteria, are reported as the Proven and the Probable Mineral Reserve respectively, consistent with Canadian (CIM) and Australian (JORC) reporting standards.

The CIM standards state, in part, that identification of the economically mineable part of the Mineral Reserve must be supported by, at least, a Preliminary Feasibility Study (PFS) that demonstrates that economic extraction can be justified. The PFS must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate that economic extraction can be justified.

Kansanshi Technical Report	February 2005

The Kansanshi DFS compilation, incorporating this document, are considered to satisfy this requirement.

8.2	DFS Reserve Statement

The following section has been copied from Volume 3 – Section 8.2 of the Minproc DFS (2002): -

Table 8.2.1 details the Kansanshi Ore Reserve for the two mining areas, sub-divided by major ore type and confidence classification.

	Table 8.2.1
KANSANSHI ORE RESERVE STATEMENT

		Leachable Ore				Float Ore

Pit and	Ore	Cu tot	Cu asol	Au	Ore	Cu tot	Au
Classification	Mt	%	%	g/t	Mt	%	g/t

Proven	26.3	2.34	1.77	0.26	39.0	1.02	0.17
Probable	6.8	2.36	1.86	0.22	31.9	0.87	0.15

Subtotal Main	33.1	2.34	1.79	0.25	70.9	0.95	0.16

Proven	4.6	1.92	1.51	0.39	0.5	1.00	0.19
Probable	9.2	2.10	1.72	0.38	24.2	1.27	0.28

Subtotal NW	13.8	2.04	1.65	0.38	24.7	1.26	0.27

Total Proven	30.9	2.28	1.73	0.28	39.6	1.02	0.17
Total Probable	16.0	2.21	1.78	0.31	56.0	1.04	0.20

Total Reserve	46.9	2.25	1.75	0.29	95.6	1.03	0.19

On a tonnage basis, higher confidence Proven Reserve makes up 66% of the shallower, earlier exploited leachable ore and 41% of the deeper float ore. In total, 49% of the combined reserve is classified as Proven with the remainder Probable.

8.3	Review of Resources and Reserves

It is important to note that the DFS geological and mining models created by Minproc used the geological database and surfaces supplied by Kansanshi Mining Plc. Subsequent to the publishing of the DFS, Kansanshi Mining Plc personnel have: -
	(1)	Undertaken 2830 m of RC infill drilling, targeting areas which were categorised as inferred resources in the DFS.
	(2)	Incorporated the drilling results from (1) above into the geological database.
	(3)	Reinterpreted the geology with respect to: -
		a)	the folding in the south of the Main Zone
		b)	the assignment of the “residual” material type (which increased GAC).
		c)	Kriging based on the weathering assigned from the geological database (as opposed to the weathering surface created and used by Minproc)

Kansanshi Technical Report	February 2005

(4)	Rebuilt the geological model using Surpac software incorporating items (1) to (3) above as well as used a 5 metre block height instead of 2.5 metres. (The DFS models had been created with 2.5 metre high blocks in Datamine [North-West Zone] and Gemcom [Main Zone])
(5)	Created a new mining model using Surpac software (The DFS models for each zone had been created in Medsystem after the application of a recovery matrix that attempted to mirror the recoveries used in the original Whittle optimisations).

8.3.1	Resources Comparison

The following two tables compare the results of the resource estimation based on the changes referred to in section 8.3 above: -

Table 8.3: Total Resource Comparison (Phase 1)

KMP Model Phase 1 resource - 0.5% TCu Cut off

Volume	Tonnes	TCu%	ASCu%	Au g/t	Gac

75,400,000	157,058,906	1.48	0.79	0.191	90.74

MINPROC Model Phase 1 resource – 0.5% TCu Cut off

Volume	Tonnes	TCu%	ASCu%	Au g/t	Gac

77,578,125	159,951,689	1.432	0.63	0.208	73.475

Table 8.4: Phase 1 - Measured +Indicated Resource Comparison

		Minproc			KMP

	Tonnes	TCu%	ASCu%	Tonnes	TCu%	ASCu%

Oxide	33,726,715	2.08	1.68	33,971,157	2.04	1.65

Mixed Leach	13,267,908	2.78	1.96	18,640,031	2.78	2.00

Mixed Float	30,454,053	1.11	0.18	20,946,469	1.16	0.48

Sulphide	65,521,034	1.00	0.02	65,323,439	0.95	0.03

Total Ore	142,969,710	1.44	0.63	138,881,096	1.49	0.76

Some ore from the inferred category was upgraded to the measured and indicated categories as a result of the 2003 drilling program (mainly in the North-West pit). Despite this, the revised measured plus indicated resource for the Phase 1 pits contains 3% less tonnes of ore but at a slightly higher (3%) copper grade than the DFS resource. The contained copper in the revised model is 0.5% less than in the DFS model. Contained Gold on the other hand, is 8% lower in the revised model than in the DFS model.

In summary, the differences between the KMP resource model and the Minproc DFS resource model for Phase 1 could be considered to be within the tolerance that would be expected when two different parties model the same deposit with different software and different approaches. Given that this is the case and the Minproc DFS stated that the resource met the criteria for CIM, it is possible to conclude that the review undertaken by KMP in 2004 has confirmed the resources calculated and published by Minproc in 2002.

8.3.2	Reserves Comparison

KMP’s conversion of resources to reserves uses the same logic and recovery algorithms used by Minproc in the DFS. Despite this, it is in this area that the major divergences occur between the two models.

Kansanshi Technical Report	February 2005

The application of the recovery algorithms splits the ore into four reserve categories based on process route. These categories are: -

•	Leach (Oxide)
•	Mixed Leach
•	Mixed Float
•	Float (Sulphide)

The following two paragraphs have been copied from section 8.2, Volume 3 of the DFS: -

Leachable ore is split into Direct Leach-only ore that can most economically be treated by acid leaching alone, and Float Leach ore which will realise more revenue if it is subject to sequential flotation and acid leaching.

Float only ore does not contain enough acid soluble copper (or would consume too much acid) to allow economic treatment by leaching. Float ore is split into mixed and fresh (treatment) categories. Mixed Float ore contains levels of acid soluble copper that do not justify leaching, but will require a more expensive flotation treatment regime. Sulphide Float ore is un-oxidised mineralisation that contains very low levels of acid soluble copper and is most amenable to treatment by flotation.

The full explanation of these reserve categories can be found in Section 8, Volume 3 and Section 5, Volume 1 of the DFS.

Table 8.4 above, shows the KMP model has more Mixed Leach material and less Mixed Float material than the DFS model. This is most likely to be as a result of the reclassification of residual material (see point 3(a) above) and the subsequent higher GAC values in the KMP model.

Table 8.5: Phase 1 Recovered Copper Comparison

	Minproc	KMP

Cathode	750,485	778,218

Concentrate	890,161	803,958

Total recovered Cu	1,640,646	1,582,176

Table 8.5 above, shows that total recovered copper in the revised KMP model is 3.5% lower than in the DFS model. The Mixed Float in the KMP model generally has higher ASCu grades than in the DFS model. This would cause lower float recovery, as only acid insoluble material is considered in the recovery algorithms as floatable.

In August 2004, tests were undertaken by KMP and Minproc in order to validate the recovery algorithms as follows: -

(1)	KMP imported the Minproc DFS geological model into Surpac and reported the material classification using the KMP algorithm.

(2)	Minproc re-reported their global ore type figures from the Medsystem model using their version of the same algorithm.

Kansanshi Technical Report	February 2005

Upon comparison, it was found that the total recovered copper differed by 1%, cathode by 0.05% and concentrate by 1.5%. Considering that each party was still using different block sizes and different software, the results were sufficiently close to accept the use of the revised KMP model for scheduling.

It is recognised that the classification of ore to the four categories above will change again when mining commences as it would be impractical to try to use the DFS algorithms in the field. The KMP mining, geology and metallurgical teams on site are in the process of developing a practical method to allocate ore to the different categories for use during mining.

8.3.3	Resources and Reserves Summary

It is important to note that the review undertaken by KMP in 2004 and summarised above merely confirmed that the Resources and Reserves calculated and published by GRD Minproc Ltd as part of the DFS in 2002 were valid. The numbers quoted in this report from the 2004 review are not to be considered a revision to the resources and reserves for Kansanshi.

9.0	Other Relevant Data and Information (Item 20)

9.1	Geotechnical Review

9.1.1	DFS

Pit optimisations in the DFS assumed slope angles of 36 degrees in highly weathered material and 45 degrees below the weathered zone.

Table 9.1: Pit Design Parameters – DFS Designs

Material	Design Parameter		Preliminary Dimensions

		Main Zone		North-West Zone

	Stack Height	103	metres	41	metres
Highly Weathered/Residual	Batter Height	10	metres	10	metres
	Batter Angle	60	degrees	60	degrees
	Berm Width	12	metres	6	metres
	Stack/Interramp Angle	36	degrees	45	degrees

	Stack Height	167	metres	69	metres
Moderately Weathered/Fresh	Batter Height	10	metres	10	metres
	Batter Angle	70	degrees	70	degrees
	Berm Width	7	metres	5	metres
	Stack/Interramp Angle	45	degrees	50	degrees

9.1.2	Golder Review 2002

The DFS pit designs were sent by Minproc to Golder Associates in mid-2002. Golder provided a review which included the following statement: -

Results of the analysis are reported in probabilistic terms as follows:

•	The surface, extremely weathered material (maximum thickness 20-25m) in the top batter should be designed at an overall (experience based) wall angle of 40°.

•	Wall stability in weathered material is controlled by toppling failure mechanisms. Based on variability analysis of the dip of the subvertical structures, a 35° overall slope will have a probability of

Kansanshi Technical Report	February 2005

failure of 20%. To reduce the probability of failure to 10%, the overall slope would need to be reduced to a very flat 25°.

•	In fresh material, wall failure is again controlled by toppling mechanisms. An overall wall angle of 46° equates to a probability of failure of 10% in a 60 m high fresh rock exposure.

Although Golder Associates recommended changes to the pit slopes, Minproc chose not to for the DFS and made a comment that designs would be reviewed again prior to commencement of mining.

9.1.3	SRK Revision 2004

In 2004, Kansanshi Mining Plc commissioned SRK Consultants to undertake a geotechnical review. This review incorporated the previous work by Golder Associates as well as new data collected on site. The revised slope parameters are: -

Table 9.2: Revised Pit Parameters as at November 2004.

Material	Design Parameter		Preliminary Dimensions

		Main Zone		North-West Zone

	Stack Height	103	metres	41	metres
Highly Weathered/Residual	Batter Height	5	metres	5	metres
	Batter Angle	90	degrees	90	degrees
	Berm Width	6.9	metres	5	metres
	Stack/Interramp Angle	36	degrees	45	degrees

	Stack Height	167	metres	69	metres
Moderately Weathered/Fresh	Batter Height	5	metres	5	metres
	Batter Angle	90	degrees	90	degrees
	Berm Width	5	metres	4.2	metres
	Stack/Interramp Angle	45	degrees	50	degrees

The transition from Highly Weathered was set at 1380 RL and pit designs are being revised as per these parameters. It is likely that the strip ratio in the North-West pit will reduce as a result of these changes, whereas the strip ratio in the Main Pit will either remain the same, or increase marginally.

9.2	Mining Schedules

9.2.1	The DFS Mining Schedule

As mentioned in section 8.0 above, the DFS production schedules were based on a start up production of 60,000 tpa cathode copper from the oxide circuit and a sulphide circuit with a feed capacity of 2 Mtpa. An upgrade was planned for the sulphide circuit to 6 Mtpa in the middle of the year 3.

The DFS schedule as developed and provided by Minproc is a large and complicated “Excel” spreadsheet schedule that links mining, processing, stockpiling, bench advance, and waste dumping. A review of the spreadsheets was undertaken and the following points were noted: -

I)	The Oxide Circuit
The DFS mining schedule is consistently between 2% and 5% below the 60,000 tpa cathode copper target. Investigation into the spreadsheet uncovered that although the schedule was actually set up to target the 60,000 tpa target, an adjustment was added to the Summary Worksheet. That is,

Kansanshi Technical Report	February 2005

formulae were inserted into the Float Leach Ore Section of the Summary Sheet with comments as follows: -

a)	“leach recoverable grade reduced by 10% to reflect elimination of mixed ore concentrate leach circuit per IR memo 8/11/02” “recoverable grade lost from leaching added to con”

b)	This is also noted on page 90 in Volume 3 of the DFS, where it is commented that re-scheduling was not considered warranted.

II)	The Sulphide Circuit
The DFS mining schedule was based on a start up capacity of 2Mtpa for the Sulphide Ore Milling circuit. This plant was then to be upgraded to a 6Mtpa capacity in the third quarter of year 3. When the oxide ore ran out in the DFS mining schedule (around year 10), Minproc assumed that the oxide circuit would be converted to a sulphide circuit and then all the sulphide mined in the latter half of the schedule could be processed more quickly. The mining schedule met the production targets and used a stockpiling methodology that gave priority to the highest grade ore available at any point in time.

III)	The Mining Sequence
The DFS used whittle shell number 43 as the optimum pit and used shells 5,9,12 & 16 to develop the stages for the schedule. In order to target both oxide and sulphide in the early years, other optimised shells used to develop Main 0, 1 and 2, as well as North-West 1 & 2. This can be seen by the fact that the early pit shapes do not nest.

Table 9.3: DFS Mining Sequence Summary (Minproc).

Kansanshi Technical Report	February 2005

Table 9.3 is a summary of the DFS mining sequence taken from the Minproc schedule. The highlighted cells indicate where ore and waste are being mined from different levels at the same point in time. The “Waste Lead” tabulation indicates how far apart the ore and waste mining gets. It is clear that Minproc had difficulties with the schedule in Years 1 & 3. In order to be able to smooth out production they: -

i)	mined all the ore from one or more benches and left the waste behind (at one point in Year 3, the Main Pit ore is 10 metres below the Main Pit waste)

ii)	Mined all the waste from a bench and left the ore behind.

This indicated a lack of flexibility in the DFS mining schedule and having discovered this, KMP had two options: -

(1)	Redesign the pits and reschedule them using the same production parameters to try and make the schedule more flexible.

(2)	Increase the production rates in the early years of the mining schedule to a level which provides consistent ore supply without departing from a standard mining sequence.

Option (2) was selected for the purposes of creating the 2005 KMP Forecast Schedules.

9.2.2	Schedule Revisions

9.2.2.1	Changes in Processing Rates

The DFS mining schedule commenced at a rate of 23.8 Mtpa for the first year and continued at around that rate until Year 4 when it increased to 37 Mtpa until the end of Year 7. By that point, the major waste stripping had been completed and mining rates decreased until the end of Phase 1 (Year 16). It did not take into account the need for waste stripping for Phase 2.

When KMP created the new resource model as discussed in section 8.3 of this report, the first task undertaken was to recreate the DFS schedule using Surpac and Minesched as the scheduling tools. This was completed in April 2004. The net effect was that mining rates had to be increased to ensure that the 60,000 tpa cathode copper target was met and that there was flexibility in the schedule.

In early 2004, the Kansanshi and First Quantum boards approved an expansion of the sulphide circuit to 4 Mtpa capacity at start up and an acceleration of the expansion to 6 Mtpa to July 2005.

Following further review, design, scheduling, and analysis, the 2004/5 forecast schedule now has the oxide circuit capacity at 4 Mtpa and the sulphide circuit commencing at 4 Mtpa, rising to 8 Mtpa in September 2005.

9.2.2.2	Changes in Pit Shells

$US0.80/lb was the copper price used for the optimisation and mining schedules in the DFS (refer section 6, Volume 3).

Kansanshi Technical Report	February 2005

In April 2004, GRD Minproc Limited undertook a review of the pit shells to consider the potential effects of higher production rates and higher prices. Three new optimisations were run at $1.00/lb, $1.30/lb and $2.00/lb using theDFS cost data and assumptions.

Table 9.4: Optimisation Summary – April 2004

Copper	Ore	Grade (TCu )	Recovered Cu	Strip Ratio
Price	(Mt)	(% Cu)	(Mt)
$US/lb Cu

0.80	331	1.12	3.1	1.77

1.00	460	0.96	3.7	1.34

1.30	657	0.80	4.3	1.30

2.00	790	0.72	4.6	1.10

Observations from the April 2004 review were: -

(1)	The orebody is well defined by the existing drilling. The orebody is primarily horizontally controlled and most deep drilling ends in barren lithologies. The current resource and reserve models seem to fully define the orebody. There is little evidence that a lack of deep drilling is inhibiting the pit limits as defined by the various “whittle” shells.

(2)	There are no major differences in surface footprint when comparing the $1.00 shell with the final outline adopted in the DFS (@$0.80/lb). The $1.00 shell picks up additional ore at depth and to some extent, ore on the eastern and western extremities.

(3)	The $1.30 shell extended the orebody at depth and to the east and west of the existing mineralization. This had the effect of extending the surface footprint significantly to the west of the main zone and to the east of the NW Zone.

(4)	The $2.00 shell had little effect on the overall pit limits implying that virtually all mineralisation was picked up in the $1.30 shell. Effectively the pit design is insensitive to increases in copper price above $1.30/lb.

FQM and KMP management considered the above observations and undertook a review of the copper price outlook in mid-2004. They decided that a price of $US1.00/lb would be used for mine scheduling and reporting and that final pit outlines for design of waste dumps and infrastructure wouldbe based on a price of $US1.30/lb .

9.2.3	The 2005 Kansanshi Forecast

The five year forecast for Kansanshi (covering the years 2005 to 2009) is summarised in Tables 10.4 and 10.5 of this report. The schedules begin with an assumed sulphide ore feed rate of 4mtpa for 2005 (as opposed to 2 Mtpa in the DFS), which increases to 8 Mtpa in 2006. The cathode copper production rate has been assumed to be 70,000 tpa (as opposed to 60,000 tpa in the DFS).

The pit stage designs created for the DFS were retained and followed. It was found that the scheduling process became easier at higher sulphide

Kansanshi Technical Report	February 2005

throughputs. This was because the initial pits were driven by the need for oxide ore. The DFS schedule and other schedules created at lower sulphide processing rates had to either avoid mining zones of sulphide ore, or stockpile large tonnages of sulphide ore in order to access sufficient oxide ore (Note: Oxide ore is located below sulphide ore in some zones of the Kansanshi ore body). The point at which sulphide production best matched oxide production at 60,000 tpa cathode copper, in terms of scheduling the mining and stockpiling activities, was 8 Mtpa. Beyond this point, extra oxide ore had to be mined and stockpiled in order to get sufficient sulphide feed.

Other DFS scheduling assumptions were also retained, including: -

• preferential	processing of direct leach ore over mixed leach ore.

• preferential	processing of sulphide (float) ore over mixed float ore.

• preferential	processing of the highest grade ore available (including ore on stockpiles).

Figure 10.1 below shows the final mine layout at the end of Phase 1 (Year 16) as per the DFS (this particular plan can be found in section 5.6 of Volume 1 of the DFS).

Kansanshi Technical Report	February 2005

Figure 9.1: End of Phase 1 Mine Layout (Source GRD Minproc)

1481
1310
1320
1460
1480
1420

GRD MINPROC LIMITED		FIRST QUANTUM MINERALS
Mining and Geology Division		KANSANSHI PROJECT
		MINE LAYOUT - FINAL
Date: 2002/12/12	Time: 15:48:33	Drawn: KBM
Scale: 1mm : 27000.00mm	Plan No.	FIGURE 5.2

Kansanshi Technical Report	February 2005

9.3	Processing Capacity

In the DFS schedule, the oxide circuit feed capacity was 4 Mtpa and the sulphide circuit started at 2.1 Mtpa with an expansion to 6 Mtpa in 2007.

In early 2004, the Kansanshi Mining Plc and First Quantum Minerals Ltd boards approved an upgrade of the sulphide circuit to 4 Mtpa at start up and an acceleration of the expansion to 6 Mtpa to 2006. This expansion included the installation of a gyratory crusher and a 6.1 m diameter SAG Mill along with upgrades to the sulphide milling circuit.

Following further review, design, scheduling, and analysis another expansion proposal was developed and the 2005 forecast schedule now has the oxide circuit capacity set at 4 Mtpa and the sulphide circuit starting at 4 Mtpa and being upgraded to 8 Mtpa in January 2006. This proposal consisted of:-

(1) Installation of a second ball mill (identical size to the SAG mill).

(2) Redesigning the milling circuit to allow primary feed to be split between the SAG and ball mill.

(3) Installation of a cone crusher to treat SAG mill oversize.

Metallurgical and Materials Handling assessments of both upgrades have been undertaken by GRD Minproc Limited and are not part of the scope of this report. GRD Minproc are currently carrying out the installation of the gyratory crusher as well as designing the second upgrade in detail.

9.4	Infrastructure

Given that: -

(1) the current surface layouts with respect to access roads, haulage roads and waste dumps have been designed based on the US$1.30/lb pit outlines,

and

(2) the pit shapes are relatively insensitive to price increases beyond $1.30/lb,

the infrastructure is unlikely to be affected by future changes in pit design.

10.0	Cost Review (Item 25)

It should be noted here that, consistent with the remainder of this report, only items within the scope and relevant to the author’s qualifications were assessed. All other items (geology, metallurgy, market information, environment, taxes, and details of supply agreements and sales contracts) have been used as provided. The purpose of this report is to provide an update to the DFS from a mining and scheduling perspective, it does not replace the DFS.

10.1	Capital Costs

10.1.1 DFS Capital Estimate

The DFS capital costs were summarised in Section 13 of Volume 1. The following table from that section shows the proposed capital expenditure schedule for Phase 1 (owner- mining option): -

Kansanshi Technical Report	February 2005

					Table 10.1: DFS Capital Schedule

Table 13.4
SCHEDULE OF CAPITAL EXPENDITURE (US$ M)

									Years

	Pre- Production	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	Total

Owner’s Costs	5.124	1.41																6.53
Capitalised Mining	5.656																	5.66
Mining Equipment	23.566																	23.57
Mine services	6.467																	6.47
Process Plant and	122.545	1.41		25.12	0.79													149.87
Infrastructure
Deferred Mining			4.20	2.53														6.73
Sustaining - Mining					.26	6.74	4.29	1.23	3.83	2.56	2.58	2.31	1.44	3.53	3.67	1.18	0.02	44.63
Sustaining Plant &				7.00	0.79	0.40	7.00	0.40	0.40	7.00	0.40	0.40	7.00	0.40	0.40	7.00	0.40	38.20
Infrastructure

TOTAL CAPITAL	163.357	2.82	4.20	34.66	.04	7.14	11.29	1.63	4.23	9.56	2.98	2.71	8.44	3.93	4.07	8.18	0.42	281.66

As stated in the DFS, these costs were based on quotes and estimates sourced and calculated by GRD Minproc Limited. For a detailed description of how these costs were derived, reference should be made to the DFS report.

10.1.2 Revised Capital Requirements

There have been four major changes to the capital requirement for Kansanshi Mining Plc since the DFS report was published in December 2002: -

1.	In late 2003, the board approved a capital budget increase by $US16.6 million to $US180 million to cover, an expansion of the sulphide circuit, funding for the Zesco power supply agreement, additional earthmoving equipment, and adjustments for foreign exchange rate changes.

2.	At the beginning of 2004, FQM approved and awarded a contract to Fluor/Signet for the design of a Gyratory Crusher to upgrade the sulphide circuit to 4 Mtpa and ensure there is sufficient crushing capacity for future upgrades at a cost of $US6 million. The construction of this crusher is being project managed by GRD Minproc in conjunction with the remainder of the process plant construction.

3.	In late 2004, a proposal was put to the board to bring forward the balance of all the upgrade steps to the sulphide circuit so that the process plant could be fed at a rate of 8 Mtpa by late-2005. In July 2004, the estimated cost of this second upgrade was $US27.8 million.

4.	In order to mine sufficient ore to meet the expanded process requirements, extra mining fleet would be required on site ahead of the schedule set out in the DFS. Table 10.2 below shows the extra items of major mining equipment that will be required for 2005.

Kansanshi Technical Report	February 2005

Table 10.2: 2005 Mining Equipment – Forecast v DFS

Major Mining Equipment items	DFS	Forecast
	2005	2005
	no	no

HITACHI -EX 1900 Excavator	3	3
HITACHI -EX 850 Excavator	0	3
EH1700 - 90t CLASS Truck	13	20
Volvo A40D Truck	0	11
Pantera 1500 - Blasthole Production Drill	3	4
Bulldozer	3	3
Grader	2	2

Although the details of the purchases are not available, it is estimated that the extra outlay required for the mining equipment for 2005 would be approximately $US10 million.

It should be noted that the combined cost of items 2 and 3 is $US33.9 million to expand the sulphide circuit from 2 Mtpa to 8 Mtpa. In comparison, the DFS estimate for expanding the sulphide circuit from 2 Mtpa to 6 Mtpa was $US25.9 million. As at the end of December 2004, capital outlays were in line with the revised program estimates.

10.2	Operating Costs

10.2.1 DFS Operating Budget

The DFS operating budget for Phase 1 is summarised in Table 10.3. For a full account of the DFS operating costs, refer to Volume 1, section 14 of the DFS.

Table 10.3: DFS Operating Costs

Table 14.5
OPERATING COST SCHEDULE (US$M)

								Year

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	Total

Mining Operations	19.67	18.88	20.80	30.25	32.16	29.95	30.73	22.40	21.29	18.79	19.29	17.30	19.37	20.21	23.23	11.58	355.90
Metallurgical Operations	29.82	30.37	32.23	40.74	36.32	36.03	39.28	37.16	39.69	41.48	32.11	30.64	30.37	28.16	31.63	19.92	535.97
Environmental & Rehabilitation	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	0.12	7.30	9.10
General and Administration	3.73	3.73	3.73	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14	3.14	1.13	50.01
Royalty – 0.60%	0.76	0.81	1.02	0.95	1.11	1.01	1.19	0.89	0.99	1.00	0.94	0.98	0.84	0.86	0.86	0.45	14.65
Concentrate Treatment Charges	16.07	19.09	32.82	29.02	38.33	31.77	44.05	24.64	30.84	32.14	43.84	49.82	41.92	46.98	45.53	15.45	542.34

Total Operating Expenditure	70.17	73.01	90.72	104.22	111.19	102.03	118.52	88.36	96.07	96.67	99.44	102.00	95.76	99.47	104.51	55.82	1,507.97
Unit Cash Operating Costs	11.50	11.97	11.27	10.42	11.21	11.09	11.88	8.95	9.61	9.96	9.95	10.20	9.58	9.95	10.45	15.30	10.58
- Cost per tonne treated

As noted in section 10.1 with Capital costs, these costs were based on quotesand estimates sourced and calculated by GRD Minproc Limited. For a detailed description of how these costs were derived, reference should be made to the DFS report.

10.2.2 2005 Kansanshi Forecast

The forecast summarised in Tables 10.4 to 10.6 has been developed using: -

•	information from the DFS

Kansanshi Technical Report	February 2005

•	KMP internal budget schedules
and
•	known changes to underlying scheduling assumptions.

The following new assumptions have been applied in developing the 2005 forecast: -

1.	Pre-stripping and stockpiling of ore has been delayed due to: -

	a)	Mining equipment being used to construct the Tails Dam following the demise of the company contracted to do the work.

	b)	Delays in delivery of Drills and Trucks to site.

2.	Rain delays in wet season have been increased to 4 hours per day (120 hours per month) to reflect actual conditions being experienced on site.

3.	Truck availability has been reduced to 75% for the first quarter as a result of problems being experienced with the supply of tyres and spare parts, as well as fuel system faults.

4.	The tyres, parts, and fuel systems issues will be resolved by April 2005 and truck availabilities will improve to budget levels (90%).

5.	The oxide circuit will be commissioned in February 2005.

6.	The gyratory crusher to be fully operational in April 2005.

There is some conservatism built into these assumptions, however many of the resultant schedule changes are once-off items that only affect the project start-up schedule and are unlikely to affect production in following years. Other items affecting the mining (e.g. rain) will occur again but should not affect the processing due to the large quantity of stockpiled ore that will be available by the end of 2005.

Kansanshi Technical Report	February 2005

Table 10.4: Production Schedule – 2005 Forecast

Kansanshi - Revised 2005 Schedule

Mining Summary

By Material Type	Period	Total	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	
Direct Leach Ore	T	2,189,645	152,950	133,310	182,766	201,055	262,573	135,381	107,672	137,151	151,109	196,122	203,993	325,364	2,189,645
Float Leach Ore	T	1,223,708	68,592	66,793	63,865	64,123	184,450	241,718	94,722	85,161	62,593	73,612	82,210	135,849	1,223,708
Mixed Float Ore	T	369,406	35,035	24,716	33,070	39,686	37,511	29,536	34,483	16,187	35,091	27,238	9,978	46,676	369,405
Sulphide Float Ore	T	5,102,176	221,079	205,613	289,980	367,748	94,311	281,401	643,312	728,019	731,479	760,258	756,729	21,347	5,102,176
Low Grade Material	T	1,142,953	91,788	82,906	101,562	108,194	91,680	98,772	73,059	89,451	98,074	90,991	105,792	110,685	1,142,953
Waste	T	14,652,081	396,774	358,376	560,664	791,366	1,982,936	1,780,565	1,699,495	1,596,972	1,489,018	1,504,722	1,408,661	1,082,542	14,652,081
Total		24,679,968	966,218	872,713	1,231,928	1,572,171	2,663,461	2,567,363	2,652,942	2,652,942	2,567,363	2,652,942	2,567,363	1,722,662	24,679,968
Strip Ratio		1.78	1.02	1.02	1.16	1.34	3.88	2.73	2.01	1.74	1.62	1.61	1.44	2.26	1.78

END OF PERIOD STOCKPILES		Opening Balance	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	2006
Oxide	T	1,066,201	1,221,151	1,218,861	1,255,427	1,279,482	1,325,665	1,253,736	1,104,408	949,859	791,368	705,690	763,682	836,946	836,946
Mixed Leach	T	281,588	350,180	416,972	480,858	544,981	662,131	852,349	910,071	987,132	1,029,725	1,053,336	975,547	1,031,396	1,031,396
Mixed Float	T	554,116	558,151	582,867	615,937	655,623	693,134	722,670	757,152	773,340	808,430	835,668	845,646	892,521	892,521
Sulphide	T	0	54,074	99,167	106,427	200,575	12,166	19,967	371,608	816,908	1,254,777	1,717,815	2,194,319	1,932,846	1,932,846
Total Stockpile Inventory	T	1,903,906	2,183,556	2,317,867	2,458,649	2,680,660	2,693,096	2,848,721	3,143,239	3,527,239	3,884,300	4,313,508	4,779,194	4,693,709	4,693,709

Processing Summary

FLOAT LEACH SUMMARY		Total	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	2006
Direct Leach Ore Treated	T	2,420,900	0	136,600	146,200	177,000	216,400	207,300	257,200	291,700	309,600	280,800	147,000	252,100	2,420,900
Float Leach Ore Treated	T	473,900	0	0	0	0	67,300	61,500	37,000	8,100	20,000	50,000	160,000	80,000	473,900
Total Float Leach Ore Treated	T	2,894,800	0	136,600	146,200	177,000	283,700	268,800	294,200	299,800	329,600	330,800	307,000	332,100	2,894,800
Direct Leach Ore Cu Cathode	T	36,238	0	990	1,910	2,384	3,094	2,992	3,947	4,676	6,090	4,833	2,419	4,203	36,238
Float Leach Ore Cu Cathode	T	6,607	0	0	0	0	1,141	942	696	143	311	706	1,681	988	6,607
Float Leach Ore Cu Cons	T	2,322	0	0	0	0	314	240	173	49	101	248	797	400	2,322
Total Float Leach Cu Cathode	T	42,845	0	990	1,910	2,384	4,236	3,934	4,642	4,819	6,401	5,239	4,100	5,191	42,845
Total Float Leach Cu Production	T	45,167	0	990	1,910	2,384	4,549	4,174	4,815	4,868	6,502	5,487	4,897	5,591	45,167
Total Float Leach Gold Production	G	393,981	0	7979	48347	55801	50617	42919	34930	30390	31321	30381	30620	30675	393,981

FLOAT ONLY SUMMARY			Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	2006
Mixed Float Ore Treated	T	31,000	31,000	0	0	0	0	0	0	0	0	0	0	0	31,000
Sulphide Float Ore Treated	T	3,169,330	167,006	161,620	282,720	273,600	282,720	273,600	291,670	282,720	293,610	297,220	280,225	282,720	3,169,330
Total Float Only Ore Treated	T	3,200,330	198,006	161,620	282,720	273,600	282,720	273,600	291,670	282,720	293,610	297,220	280,225	282,720	3,200,330
Mixed Float Ore Cu Cons	T	403	403	0	0	0	0	0	0	0	0	0	0	0	403
Sulphide Float Ore Cu Cons	T	45,430	975	1,638	3,666	3,567	3,864	6,023	4,042	4,526	6,316	3,963	4,401	4,462	45,430
Total Float Only Cu Production	T	45,833	1,378	1,638	3,666	3,567	3,864	6,023	4,042	4,526	6,316	3,963	4,401	4,462	45,833
Total Float Only Gold Production	G	726,424	35,726	41,437	66,531	63,211	67,443	65,788	66,366	71,244	55,181	64,345	67,790	61,372	726,424

COPPER PRODUCTION		2,006	Jan-06	Feb-06	Mar-06	Apr-06	May-06	Jun-06	Jul-06	Aug-06	Sep-06	Oct-06	Nov-06	Dec-06	2006
Cathode	T	42,845	0	990	1,910	2,384	4,236	3,934	4,642	4,819	6,401	5,239	4,100	5,191	42,845
Concentrate	T	48,155	1,378	1,638	3,666	3,567	4,168	5,263	4,215	4,574	5,416	4,211	5,198	4,862	48,155
Total Cu Production	T	91,000	1,378	2,628	5,575	5,951	8,403	9,197	8,857	9,393	10,817	9,450	9,298	10,053	91,000
Total Gold Production	G	1,120,406	35,726	49,416	114,878	119,012	118,060	108,707	101,286	101,634	86,502	94,726	98,410	92,047	1,120,406

Kansanshi Technical Report	February 2005

Table 10.5: 2005 to 2009 Forecast Summary

				Year			Total

		2005	2006	2007	2008	2009	Years 1 to 5

Ore Mined	(tonnes)	8,884,415	13,307,499	12,158,001	13,165,124	11,956,625	59,471,664
Waste Mined	(tonnes)	15,795,034	18,141,000	21,295,645	22,328,755	23,418,875	100,979,310
Total Mined	(tonnes)	24,679,449	31,448,499	33,453,646	35,493,879	35,375,500	160,450,974
Strip ratio		1.78	1.36	1.75	1.70	1.96	1.70

Oxide Processed	(tonnes)	2,895	5,721	4,161	6,111	4,695	23,583
Sulphide Processed	(tonnes)	3,200	7,586	7,997	7,054	7,262	33,099
Total Ore Processed	(tonnes)	6,095	13,307	12,158	13,165	11,957	56,682

Grade	% TCu	1.88	1.42	1.64	1.42	1.38	1.51
	% AS Cu	0.85	0.67	0.72	0.67	0.72	0.71
	% Al Cu	1.03	0.75	0.92	0.75	0.66	0.80
	g/t Au	0.27	0.23	0.21	0.18	0.16	0.20

Total Concentrate	(tonnes)	171,982	273,950	328,100	259,064	216,071	1,249,167

Copper in Concentrate	(tonnes)	48,155	76,706	91,868	72,539	60,500	349,768
Cathode Copper	(tonnes)	42,845	70,862	71,489	71,109	69,461	325,766
Total Copper Produced	(tonnes)	91,000	147,568	163,357	143,648	129,961	675,534

Gold Produced	(Ozs)	36,022	50,686	59,748	44,651	41,318	232,425

Unit Cost - C0	US$/lb	0.53	0.48	0.46	0.56	0.61	0.52
Gold Sales		0.06	0.07	0.07	0.09	0.08	0.07
Unit Cost - C1	US$/lb	0.47	0.41	0.39	0.47	0.53	0.45

Notes on 2005 forecast summary: - The mining and processing revenue and costs were determined as follows: -

(1)	Processing Costs

These are primarily based on actual prices, orders placed, contracts/supply agreements, and quotes received by KMP. Whilst there are still some estimates with respect to usage rates of consumables, these have been based on the DFS calculations. It is most likely that the DFS usage estimates will remain in use for this purpose until processing commences and a database of actual usage rates can be developed.

(2)	Mining Costs

(i) Costs for Load, and Haul were based on contract schedules and the mine plan (using haul distances, digging and dumping locations). Given that there has been no new information on the material properties, the DFS assumptions for drill and blast were used.

(ii) Technical/Admin costs were based on actuals plus estimates of usage (zero based budgeting). These are lower than the DFS because there is no Dispatch system.

(3)	Administration and Overheads

These costs were based on supply agreements in place, actual costs, plus estimates of usage.

(4)	Labour

Labour costs were based on labour contracts

Kansanshi Technical Report	February 2005

10.3	2005 Forecast v DFS Comparison

Table 10.6: Comparison of 2005 Forecast with DFS

		Forecast	DFS
Description	Unit	2005	2005		Variance

Ore	(tonnes)	8,884,415	5,565,000		3,319,415
Waste	(tonnes)	15,795,034	18,263,000	-	2,467,966
Total	(tonnes)	24,679,449	23,828,000		851,449
Strip ratio		1.78	3.28	-	1.50

Concentrate Produced	(tonnes)	171,982	94,639		77,343
Copper in Concentrate	(tonnes)	48,155	26,499		21,656
Cathode Copper	(tonnes)	42,845	59,252	-	16,407
Total Copper Produced	(tonnes)	91,000	85,751		5,249
Gold Produced	(oz)	36,022	14,425		21,597

C0	Usc/lb Cu	0.53	0.37		0.16
Gold Sales	Usc/lb Cu	0.06	0.03		0.03
C1	Usc/lb Cu	0.47	0.34		0.13

The forecast schedule has increased total mining for 2005 by 3% but increased ore mined by 60%. Copper and gold production rates have increased due to the increased mill capacity and costs per pound of copper produced have increased.

The major differences between the 2005 forecast and the DFS are: -

1.	Copper price used for determining grade cut-offs in the forecast mining schedule was $1.00/lb (as opposed to $0.80/lb). This has two effects, namely: -

(i) Decrease in average grade of copper mined and processed (and hence sales revenue through quantity)

(ii) Decrease in mining strip ratio (which reduced mining cash costs)

2.	Copper price used for determining 2005 revenue was $1.20/lb. This was reduced to $1.00/lb for 2006 to 2009 (as opposed to $0.72/lb used in the DFS).

3.	The supply agreement with Zesco to provide power to the Kansanshi site was structured differently to the assumptions in the DFS. The DFS assumed that power would be an operating cost at a set unit rate, whereas the final structure of the agreement involved capital contributions combined with a lower unit rate.

4.	Mining costs for the first two months of 2005 have been capitalised in the forecast as pre-commissioning costs (as per KMP 2005 Budget).

Kansanshi Technical Report	February 2005

5.	The diesel fuel price has increased by almost 50% from $0.43 per litre in the DFS to $0.63/litre. This has increased unit costs by $0.03/lb.

6.	Increased prices for reagents and consumables have resulted in an increase in unit costs of $0.03/lb.

7.	Gold recovered has increased due to the increase in concentrate produced and has improved revenue by $0.03/lb.

8.	The itemised breakdown of the average C1 of US$0.45/lb is as follows: -

Table 10.7: Comparison of average C0 and C1 costs

		Forecast
Item	Unit	Years 1 to 5	DFS	Variance

Mining	US$/lb	0.14	0.10	0.04
Processing	US$/lb	0.24	0.16	0.08
Treatment/Realization	US$/lb	0.09	0.08	0.01
Administration/Other	US$/lb	0.05	0.03	0.02

Total C0	US$/lb	0.52	0.37	0.15

Gold Sales	US$/lb	0.07	0.03	0.04

C1	US$/lb	0.45	0.34	0.11

11.0	Recommendations (Item 22)

The Geotechnical reports highlighted in section were reviewed in November 2004 and a new set of pit design parameters were approved by KMP management.

As part of the budget review undertaken in November 2004, the ramp and road systems for the pit stages were also revised with the aim of providing two access ways for safety purposes as well as minimising haul distances for both ore and waste.

New pit designs are being developed (still following the overall pit shell sequence of the DFS). The current pits (Main 0, Main 1 and NW1) have been redesigned and are being mined to the new designs. It is expected that the remainder of the Phase 1 pit designs covering the first five years of mining will be completed and approved by March 2005. These pits will then be adapted for use in Minesched and used in future forecasting.

Table 11.1: Comparison of New Pits and DFS Pits.

		DFS Design				Revised Design

Pit	Ore	Waste	Total	Strip Ratio	Ore	Waste	Total	Strip Ratio
	t	t	t		t	t	t

Main 0	4,045,750	1,959,250	6,005,000	0.48	4,565,847	1,975,097	6,540,944	0.43
Main 1	7,140,500	2,942,000	10,082,500	0.41	5,564,945	2,315,815	7,880,760	0.42
Main 2	1,280,000	8,771,750	10,051,750	6.85	1,512,760	8,551,443	10,064,203	5.65

NW1	2,842,750	7,117,000	9,959,750	2.50	3,647,914	6,098,693	9,746,607	1.67

Kansanshi Technical Report	February 2005

As can be seen from the above table, the strip ratios of Main 0, Main 2, and NW 1 have decreased as a result of the redesign. The reduction in strip ratio will result in a reduced mining cost for these pits, which would be expected to flow through into reduced cash costs for 2005. It is recommended that the remainder of the pits be redesigned to the design parameters specified in the SRK Geotechnical report, with ramps and road systems developed to minimise haul distances. Having completed the designs, new schedules should be run and incorporated into future forecasts and budgets.

13.0	References (Item 23)

1.	Kansanshi Copper Project Definitive Feasibility Study (Volumes 1 to 3), GRD Minproc Limited, December 2002. (Available on SEDAR)

CERTIFICATE AND CONSENT OF QUALIFIED PERSON

To: Securities Regulatory Authorities

I, Anthony R. Cameron, do hereby certify that:

1. I am currently employed as a Mining Consultant by A& J Cameron and Associates Ltd.

   Postal Address: P.O. Box 8046,
   South Perth,
   WA, 6151.
   Australia

2. I graduated with a Bachelor's Degree in Mining Engineering from the University of Queensland, Australia, in 1988. In addition I was awarded a Graduate Diploma in Business by Curtin University in Western Australia in 2000.

3. I am a member of the Australasian Institute of Mining and Metallurgy (membership number 108264) and have been a member since 1994.

4. I have worked as a Mining Engineer for a total of 17 years since my graduation in 1988.

5. I have read the definition of qualified person set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of National Instrument 43-101.

6. I am responsible for preparing the report titled "Kansanshi Copper Project Zambia – Operations Review" effective as of February 7th, 2005 relating to the Kansanshi Project. I visited the mine site in November 2004 for the purposes of gathering information for this report.

7. I am not aware of any material fact or material change with respect to the subject of the report that is not reflected in the report where the omission to disclose it would make the report misleading.

8. I am independent of the issuer, First Quantum Minerals Ltd, applying all the tests of section 1.5 of national Instrument 43-101.

9. I have read National Instrument 43-101 and Form 43-101, and the report has been prepared to meet the requirements of that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange or regulatory authority and any publication by First Quantum Minerals Limited, including electronic publication on websites accessible by the public.

Dated this 10th day of March, 2005.

A. R. Cameron